                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 16)
                             Regency Equities Corp.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    75885510
                                    --------
                                 (CUSIP Number)

            David M. Taylor, Treasurer, First Lincoln Holdings, Inc.
                                1219 West Street
                       Wilmington, DE 19801 (302) 429-4900
                       -----------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                December 16, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filed for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75885510                                          Page  2 of 7  Pages







1         NAME OF REPORTING PERSON
          S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Lincoln Holdings, Inc. (I.D. # 95-2508211)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC, AF

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                         [ ]

          N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Corporation organized under the law of the State of Delaware
--------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER
             Number of                     1,010,000 shares
               Shares
            Beneficially
              Owned By
           Each Reporting
               Person
                With               ---------------------------------------------
                                    8      SHARED VOTING POWER
                                           71,897,965 shares
                                   ---------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           1,010,000 shares
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                           71,897,965 shares
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           72,907,965 shares
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                         [ ]
           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           83.52
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           HC, CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  75885510                                          Page  3 of 7  Pages


1         NAME OF REPORTING PERSON
          S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Evergreen Acceptance LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC, AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        [ ]
          N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Limited liability company organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
                                   7        SOLE VOTING POWER

             Number of                      -0- shares
               Shares
            Beneficially
              Owned By
           Each Reporting
               Person
                With               ---------------------------------------------
                                   8       SHARED VOTING POWER
                                           71,897,965 shares
                                   ---------------------------------------------
                                   9       SOLE DISPOSITIVE POWER

                                           -0- shares
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                           71,897,965 shares
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           71,897,965 shares
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
           N/A
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           82.37
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           00
--------------------------------------------------------------------------------

CUSIP No.  75885510                                          Page  4 of 7  Pages


      This Amendment No. 16 amends the Statement on Schedule 13D, Amendment No. 15 and all prior amendments thereto (the "Schedule") filed by First Lincoln Holdings Inc., a Delaware corporation ("First Lincoln") previously known as First Executive Corporation, and Evergreen Acceptance LLC, a Delaware limited liability company ("Evergreen"), the successor by merger to Evergreen Acceptance Corporation, a Delaware corporation relating to the common stock, par value $.01 per share (the "Common Stock") of Regency Equities Corp., a Delaware corporation (the "Company") as specifically set forth below.

      Item 2. Identity And Background.


      Item 2 is amended as follows:

      First Lincoln is a Delaware corporation whose principal business is the ownership of real estate and insurance company assets. First Lincoln's principal place of business and principal office is located at 1219 West Street, Wilmington, Delaware 19801. In the past five years, First Lincoln has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the past five years, First Lincoln was not a party to a civil proceeding or judicial or administrative body as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Evergreen is a Delaware limited liability company which is a holding company. Evergreen's principal place of business and principal office is located at 1219 West Street, Wilmington, Delaware 19801. In the past five years, Evergreen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the past five years, Evergreen was not a party to a civil proceeding or judicial or administrative body as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      The directors and executive officers of First Lincoln and managers of Evergreen are:

CUSIP No.  75885510                                          Page  5 of 7  Pages

                                 FIRST LINCOLN

Name                         Address                               Present Occupation
----                         -------                               ------------------
Martin Oliner                1219 West Street                      Director, Chairman of the
                             Wilmington, Delaware 19801            Board, and Chief Executive
                                                                   Officer of First Lincoln;
                                                                   Attorney-at-Law

David M. Taylor              1219 West Street                      Treasurer and Assistant
                             Wilmington, Delaware 19801            Secretary of First Lincoln

                                   EVERGREEN

Name                         Address                               Present Occupation
----                         -------                               ------------------
Martin Oliner                1219 West Street                      Director, Chairman of the
                             Wilmington, Delaware 19801            Board, and Chief Executive
                                                                   Officer of First Lincoln;
                                                                   Attorney-at-Law

David M. Taylor              1219 West Street                      Treasurer and Assistant
                             Wilmington, Delaware 19801            Secretary of First Lincoln


      In the past five years, neither Mr. Oliner nor Mr. Taylor was parties to a civil proceeding or judicial or administrative body as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Item 3. Source And Amount Of Funds Or Other Consideration.


      Item 3 is amended as follows:

      The source of funds for the potential purchase of any additional shares of Common Stock as described herein is anticipated to be the working capital of First Lincoln and/or Evergreen. First Lincoln and Evergreen estimate that the amount of funds necessary to complete the transaction will be approximately $310,000, which will include approximately $245,000 to be paid to stockholders of the Company in the merger described in response to Item 4 and $65,000 of legal and advisory fees.

      Item 4. Purpose Of The Transaction.


      On December 16, 2003, the Company and Regency Acquisition Corp., a newly-formed company owned solely by First Lincoln and Evergreen, entered into an Agreement and Plan of Merger, a copy of which is included as an exhibit

CUSIP No.  75885510                                          Page  6 of 7  Pages



hereto, pursuant to which common stock owned by stockholders of the Company would be converted into the right to receive $0.017 per share.

      Item 5. Interest In Securities Of The Issuer.


      Item 5 is amended as follows:

      The aggregate number of shares of Common Stock beneficially owned by First Lincoln is 72,907,965 shares, which represents 83.52% of the Common Stock. Of this aggregate number, First Lincoln is the record owner of 1,010,000 shares of Common Stock and Evergreen, a wholly-owned subsidiary of First Lincoln, is the record owner of 71,897,965 shares of Common Stock.

      Neither Evergreen nor First Lincoln has made any purchases or sales of Common Stock within the last 60 days.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


      Item 6 is amended to include the following: On December 16, 2002, the Company and Regency Acquisition Corp., a newly-formed company owned solely by First Lincoln and Evergreen, entered into an Agreement and Plan of Merger, a copy of which has been filed as an exhibit herewith.

      Item 7. Material To Be Filed As Exhibits.


      Item 7 is amended to include the following:

      99.1. Text of press release, issued by the Company on December 16, 2003.

      99.2. Agreement and Plan of Merger between the Company and Regency Acquisition Corp. dated December 16, 2003.

      After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 17, 2003             FIRST LINCOLN HOLDINGS, INC.,
                                      a Delaware corporation

                                           By   s/  David M. Taylor
                                              ----------------------------------
                                              David M. Taylor, Vice President

      After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CUSIP No.  75885510                                          Page  7 of 7  Pages

Dated:  December 17, 2003             EVERGREEN ACCEPTANCE LLC,
                                      a Delaware Limited Liability Company

                                           By    s/  David M. Taylor
                                              ----------------------------------
                                              David M. Taylor, Vice President